FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: April, 2004

Commission File Number : 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Press Release, dated April 1st, 2004, relating to: Lafarge Acquires Assets of
The Concrete Company in Southeastern United States

Page 1 of 3 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, April 1st, 2004

Lafarge Acquires Assets of The Concrete Company
in Southeastern United States

Lafarge Building Materials Inc., a wholly-owned subsidiary of Lafarge S.A. which holds the former cement and ready-mix assets of Blue Circle in the United States, has completed the acquisition of the assets of the Ready-Mix Concrete and Cement divisions of The Concrete Company of Columbus, Georgia. The Concrete Company is a major cement importer and producer of ready-mix concrete, precast concrete and concrete pipe, and construction aggregates in the southeastern United States.

The purchased assets include a cement import terminal with an annual capacity of 0.9 million metric tonnes, two distribution terminals, 46 ready-mix plants with annual sales of approximately 1.2 million cubic meters of concrete, and related equipment.

“This acquisition provides considerable synergies with our existing operations in the region, and is consistent with Lafarge’s long-term business strategy in the southeastern U.S.,” said Bernard Kasriel, CEO of Lafarge. “These assets complement Lafarge’s cement and ready-mix concrete facilities and networks in the region, and will allow us to serve a broader base of customers. This acquisition also positions us well for future growth in the Georgia, Alabama and Gulf Coast markets.”

The acquired assets will be integrated with the operations of Lafarge Building Materials Inc., and will be managed by Lafarge North America under the existing management agreement.

Notes to Editors:
1.	Lafarge, the world leader in building materials, holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 75,000 people in 75 countries and posted sales of €13.6 billion in 2003. Additional information is available on the web site at www.lafarge.com.

2.	Lafarge is the majority shareholder of Lafarge North America, the leading supplier of construction materials in the U.S. and Canada.

COMMUNICATIONS:	INVESTOR RELATIONS :

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	James Palmer: 33-1 44-34-11-26 james.palmer@lafarge.com

Lafarge North America: Peggy Disney +1 703 480 66 23 peggy.disney@lafarge-na.com	Danièle Daouphars: 33-1 44-34-11-51 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts, including statements regarding our expected operating income, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document number D03-0375 as updated on June 5, 2003 and November 17, 2003 and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 1st, 2004	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

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